February 6, 2013

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Offer to Exchange Depository Units of Eastern American Natural Gas Trust

Filed on Form S-4
Filed by ECA Marcellus Trust I and Energy Corporation of America
Filed December 12, 2012 and Amended on each of January 14, 2013, January 18, 2013, January 31, 2013, and February 1, 2013
File No. 333-185397, 333-185397-01

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Energy Corporation of America and ECA Marcellus Trust (the “Registrants”) hereby request that the effective date of the Registration Statement be accelerated to, and that such Registration Statement be declared effective on, 12:30 a.m. (Washington, D.C. time) on February 8, 2013, or as soon thereafter as practicable unless the Registrants or Energy Corporation of America’s outside counsel, Vinson & Elkins L.L.P., request by telephone that this Registration Statement be declared effective at some other time. As requested by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated December 21, 2012, the Registrants hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

ENERGY CORPORATION OF AMERICA

By:	/s/ Donald C. Supcoe
Donald C. Supcoe
Executive Vice President & General Counsel

ECA MARCELLUS TRUST I

By: The Bank of New York Mellon Trust Company, N.A.

By:	/s/ Mike J. Ulrich
Mike J. Ulrich
Vice President